EXHIBIT 1.01
NU SKIN ENTERPRISES, INC.
2014 CONFLICT MINERALS REPORT
May 28, 2015
We prepared this 2014 Conflict Minerals Report ("CMR") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"), which was promulgated in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to impose reporting, disclosure, and other requirements on registrants that manufacture, or contract to manufacture, products that contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten ("3TG Minerals"), that are necessary to the functionality or production of those products.
Products
We develop and distribute innovative, premium-quality anti-aging personal care products and nutritional supplements under our Nu Skin® and Pharmanex® category brands, respectively. Over the last several years, we have introduced new Nu Skin personal care products and Pharmanex nutritional supplements under our ageLOC® anti-aging brand. We reviewed our products in each of our product categories to identify the products for which 3TG Minerals are necessary to their functionality or production (the "Covered Products"). We determined that our Covered Products for 2014 were limited to our home-use skin care treatment devices, including our Nu Skin Facial Spa and our ageLOC Galvanic Spa systems, which include our ageLOC Edition Galvanic Spa System II and ageLOC Body Spa. We contracted with a single supplier to manufacture all of these products in 2014.
Due Diligence
We designed a program to exercise due diligence on the source and chain of custody of the 3TG Minerals that are necessary to the functionality or production of our Covered Products. We designed our due diligence program based on the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplement on Tin, Tantalum and Tungsten (the "OECD Framework").
In accordance with the OECD Framework, our due diligence measures include the following steps:
1.	Establish strong company management systems.
•	In 2014, we adopted a Conflict Minerals Policy, and we subsequently communicated it to the supplier of our Covered Products. This policy states the following:
In response to violence and human rights violations related to the mining of certain minerals in the Democratic Republic of the Congo (the "DRC"), Congress enacted Section 1502 of the Dodd‐Frank Wall Street Reform and Consumer Protection Act, which directed the U.S. Securities and Exchange Commission (the "SEC") to adopt a rule requiring reporting on "conflict minerals" (the "Conflict Minerals Rule").  Conflict minerals include gold, tantalum, tin, and tungsten, which are used in many electronic components and computer products.  The Conflict Minerals Rule requires companies that are required to file reports with the SEC to report annually on their products that may contain conflict minerals sourced from mines in the DRC or adjoining countries.

Nu Skin Enterprises, Inc. (the "Company") supports the goal of ending violence and human rights violations in the DRC and adjoining countries.  The Company is committed to the responsible sourcing of conflict minerals throughout its supply chain and to continuing to comply with the Conflict Minerals Rule.
The Company does not directly source minerals from smelters or mines.  Therefore, the Company relies on the information provided by its raw material or product suppliers regarding their sourcing of minerals.  The Company expects its suppliers to source minerals from socially responsible suppliers and to provide all necessary declarations to the Company to support the Company's compliance with the Conflict Minerals Rule.  The Company expects suppliers to pass this requirement on to their supply chain to the extent necessary to determine the source of the specified minerals.  The Company may reconsider its relationship with suppliers that do not comply with this policy.
The Company is committed to ethical practices and compliance with applicable laws and regulations wherever it does business.  The Company will regularly survey its suppliers and will perform due diligence as appropriate to verify compliance with this policy.
•	We established a diligence team to oversee and support a supply-chain survey, perform due diligence and provide periodic updates to our management.
•
We sought to enhance transparency with the supplier of our Covered Products by asking the supplier to complete the reporting template developed by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative (the "Reporting Template").

•
We have established a grievance mechanism; our whistleblower hotline and online whistleblower intake form are available for employees to report behavior that is illegal, unethical or otherwise in violation of our corporate policies, including our Conflict Minerals Policy.

•	We provided background information and training on the Rule to employees involved in our conflict minerals compliance efforts.
2.	Identify and assess risks in the supply chain.
As of the date of this CMR, we did not have sufficient information from the supplier of our Covered Products to verify the country of origin of necessary 3TG Minerals or the smelters and refiners in our supplier's supply chain to process necessary 3TG Minerals. We attempted to obtain this information by asking the supplier to complete the Reporting Template, which requests this information, and through additional communications with the supplier regarding the Reporting Template and the Rule.

When we obtain the requisite information about the smelters and refiners in our supplier's supply chain, we intend to take appropriate steps to identify and assess risks in the supply chain, including by comparing the smelters and refiners against the list of facilities that have received a "conflict-free" designation from the Conflict-Free Sourcing Initiative ("CFSI"). According to the CFSI's website, the CFSI is an organization that uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.
3.	Design and implement a strategy to respond to identified risks.
After identifying and assessing risks in our supply chain, we intend to design and implement a strategy to respond to the identified risks. We anticipate that our strategy will include advising senior management of any material business risks identified with respect to the 3TG Minerals that are necessary to the functionality or production of our Covered Products. In addition, as provided in our Conflict Minerals Policy, we also may reconsider our relationship with suppliers that do not comply with the policy.
4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
We do not have direct relationships with the mines, smelters or refiners of any minerals, including 3TG Minerals, and we do not perform or direct audits of these entities within our supply chain. However, we plan to leverage the audit work conducted by the CFSI to comply with the OECD Framework to conduct independent third-party audits.
5.	Report on supply chain due diligence.
We plan to report on our supply chain due diligence policies and practices on an annual basis by filing a Form SD and CMR with the SEC as required.
Risk Mitigation Efforts
To mitigate the risk that the 3TG Minerals that are necessary to the functionality or production of our products benefit armed groups, and to improve our due diligence, we have taken or intend to take the following steps:
•	Communicate our Conflict Minerals Policy to the supplier of our Covered Products;
•
Work with the suppliers of our Covered Products, including any new products that may become Covered Products during 2015, to obtain sufficient information to verify the country of origin of necessary 3TG Minerals and the facilities used by smelters and refiners in our suppliers' supply chains to process necessary 3TG Minerals; and

•
Coordinate with our suppliers to consider alternative component sources if a current source is unable to supply components that are free of 3TG Minerals that benefit armed groups in the DRC or adjoining countries.